SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 6)1

Alaska Communications Systems Group, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
01167P101
(CUSIP Number)
Karen Singer, 212 Vaccaro Drive, Cresskill, NJ, 07626 (Tel.) (201) 750-0415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 30, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	01167P101	13D/A6	Page 2 of 6

1	NAME OF REPORTING PERSON
Karen Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,639,984
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,639,984
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,639,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.03%[2]
14	TYPE OF REPORTING PERSON*
IN

2 The percentages reported in this Schedule 13D/A6 are based upon the 52,525,665 outstanding shares of common stock as described in the Form 10-K filed by Alaska Communications Systems Group, Inc., on March 16, 2018.

CUSIP No.	01167P101	13D/A6	Page 3 of 6

1	NAME OF REPORTING PERSON
TAR Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,639,984[3]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,639,984[4]
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,639,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.03%

14	TYPE OF REPORTING PERSON*
OO

3 Ms. Singer has sole voting power with respect to all the shares held by TAR Holdings LLC.

4 Ms. Singer has sole dispositive power with respect to all shares held by TAR Holdings LLC.

SCHEDULE 13D/A6

This constitutes Amendment No. 6 (the “Amendment No. 6”) to the statement on Schedule 13D filed on behalf of Karen Singer, dated and filed December 15, 2017 (as amended, the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock” or “Shares”), of Alaska Communications Systems Group, Inc. (the “Company” or the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4.	Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

On March 7, 2018, the Reporting Person received a letter from the Issuer and the Nominating and Corporate Governance Committee of the Issuer’s board of directors (the “Nominating Committee”) requesting supplemental information related to the advance notice that TAR Holdings delivered on February 9, 2018, to the Issuer to nominate a slate of three highly qualified director candidates, including Steven G. Singer, Wayne Barr, Jr., and Patrick F. Doyle (collectively, the “Nominees”), for election to the board of directors (the “Board”) at the Issuer’s 2018 annual meeting of stockholders (the “Annual Meeting”) (the “Nominating Notice”). In addition, and in connection with the Nominating Notice, the Issuer requested that the Nominees participate in interviews with the Board and the Nominating Committee, and the Nominees have participated in such interviews. The Reporting Person and its representatives have been in discussions with the Chief Executive Officer of the Issuer and one or more members of the Board with respect to the nomination of the Nominees.

On March 30, 2018, the Reporting Person delivered a letter to the Issuer and the Nominating Committee providing a response to the Issuer’s request for supplemental information related to the Nominating Notice, the Reporting Person, and the Nominees.

During the discussions referenced above, the Reporting Person and its representatives requested that the Issuer provide the most recent list of non-objecting beneficial owners of shares of the Common Stock pursuant to Rule 14b-1 or Rule 14b-2 under the Securities Exchange Act of 1934, as amended (the “NOBO List”) in the Issuer’s possession, as well as a summary of the Issuer’s analysis regarding the potential for an “ownership change” within the meaning of Section 382 of the Internal Revenue Code, in connection with the Issuer’s adoption of that certain Section 382 Tax Benefits Preservation Plan (the “Section 382 Analysis”). It is TAR Holdings’ understanding, upon information and belief, that the Issuer is in possession of a NOBO List (the “2017 NOBO List”) and related stockholder information that the Issuer obtained approximately eleven (11) months ago in connection with the Issuer’s 2017 annual meeting of stockholders. The Issuer has yet to provide either the 2017 NOBO List or the Section 382 Analysis. As set forth in amendment No. 5 to the Statement dated March 8, 2018, if the Issuer continues to refuse to comply with its obligation to provide the 2017 NOBO List in response to the Reporting Person’s demand under Section 220 of the Delaware General Corporation Law, TAR Holdings may commence an action in the Delaware Court of Chancery to compel delivery of the 2017 NOBO List to TAR Holdings, and on March 5, 2018, TAR Holdings retained Delaware counsel in connection with such potential litigation.

Except in connection with the matters described in this Item 4 and as contemplated herein, Ms. Singer and TAR Holdings do not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right to change plans and take any and all actions that Ms. Singer may deem appropriate to maximize the value of her investment, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Ms. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Ms. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and restated in its entirety as follows:

Pursuant to letter agreements, TAR Holdings has agreed to indemnify each of Messrs. Singer, Barr and Doyle against any and all claims of any nature arising from the nomination of the Nominees and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.1 (the “Indemnification Agreements”) and is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, TAR Holdings and Karen Singer have entered into a Joint Filing Agreement, a copy of which is filed with this Statement as Exhibit 99.2, with respect to the joint filing of this Statement and any amendment or amendments thereto.

The Reporting Person is not party to any contracts, arrangements, understandings or relationships with any other stockholders of the Issuer.

The Reporting Person, from time to time, receives investment advice from her husband, Gary A. Singer, for which he receives no compensation. Julian D. Singer is providing investment and logistical advice to the Reporting Person with respect to TAR Holdings’ investment in the Company, for which he receives no compensation. No agreement regarding the division of profits exists between Ms. Singer, TAR Holdings, and any person. Gary A. Singer and Julian D. Singer are also providing logistical advice and assistance to TAR Holdings in connection with the potential proxy contest regarding the Company (for which they receive no compensation).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2018

By:     /s/ Karen Singer
          Karen Singer